Exhibit 99.1

Contacts:	Investor Relations	Media Relations
	Derrick Nueman	Steve Wymer
	408-519-9677	408-519-9100
	dnueman@tivo.com	swymer@tivo.com

TIVO BOARD OF DIRECTORS NAMES NAVEEN CHOPRA INTERIM CHIEF EXECUTIVE OFFICER EFFECTIVE JANUARY 30, 2016; ANNOUNCES APPOINTMENT OF WENDY WEBB TO BOARD

SAN JOSE, CA - January 12, 2016 - TiVo Inc. (NASDAQ: TIVO), a leader in the advanced television entertainment market, today announced that its board of directors has named Naveen Chopra, the company’s chief financial officer, interim chief executive officer, effective January 30, 2016. Mr. Chopra will succeed Tom Rogers, who, as previously announced by TiVo, will become non-executive chairman of the board.
In addition, the board announced that Wendy Markus Webb, a highly-respected executive with more than 30 years of experience in treasury, investment banking, investor relations and capital markets, has joined the board and the board’s audit committee effective Monday, January 11, 2016.
Chopra Named Interim CEO
Mr. Chopra has been with TiVo since 2003, serving most recently as its chief financial officer while also leading the company’s corporate development and strategy initiatives. Before joining TiVo, Chopra held a variety of business development and product marketing roles at HP, Microsoft, Moxi Digital, Ispiri and Ofoto.
“I look forward to continuing to work with my talented colleagues to grow value for our shareholders,” said Mr. Chopra. “Moving forward, we will be highly focused on product innovation, accelerating profitability, enhancing subscription growth, and securing new distribution agreements across an expanded geographic footprint - in addition to safeguarding TiVo’s invaluable intellectual property.”
“Naveen is the perfect choice to serve as interim CEO,” said Mr. Rogers. “He and I have worked incredibly closely for the last 11 years, and he deserves tremendous credit for much of the progress TiVo has made in becoming the global leader in advanced television. I am enthusiastic about continuing to work with Naveen as we step into our new roles at TiVo.”
Dan Moloney, lead independent director, added, “Naveen is uniquely capable of ensuring a smooth and productive leadership transition at TiVo. Naveen has our full support as interim CEO to execute on all the initiatives that are important to creating value for our shareholders.”
Wendy Webb Appointed to the Board

Ms. Webb is chief executive officer of Kestrel Corporate Advisors, an advisory services firm counseling corporate and non-profit organizations on strategic business issues. She currently serves as independent director of ABM Industries, PetSmart Charities, Inc. and 9 Spokes. Her past experience includes 20 years with The Walt Disney Company, where she held various executive positions and was responsible for Disney’s strategic and financial communications worldwide, as well as various positions with Tennenbaum Capital Partners, Ticketmaster Entertainment, Inc., PaineWebber Inc. and Lehman Brothers.
“Wendy is a valuable addition to TiVo’s board of directors as we advance TiVo’s position in the global market and continue our search for a permanent CEO,” said Mr. Moloney. “Her substantial management, financial, investor relations and board experience will be an asset in moving the company forward and generating value for shareholders.”

About TiVo Inc.

TiVo Inc. (NASDAQ: TIVO) is a global leader in next-generation television services. With global headquarters in San Jose, CA and offices in New York, NY, Boston, MA, Durham, NC, and Warsaw, Poland, TiVo’s innovative cloud-based Software-as-a-Service solutions enable viewers to consume content across multiple screens in and out-of-the home. The TiVo solution provides an all-in-one approach for navigating the ‘content chaos’ by seamlessly combining live, recorded, on-demand and over-the-top television into one intuitive user interface. The TiVo experience provides TV viewers with simple universal search, discovery, viewing and recording from a variety of devices, creating the ultimate viewing experience. TiVo products and services are available at retail or through a growing number of Pay TV operators world-wide. TiVo’s multiple subsidiary companies provide the broader television industry and consumer electronics manufacturers with cloud-based video discovery and recommendation options, interactive advertising solutions and audience research and measurement services. More information at: www.TiVo.com. TiVo and the TiVo logo are trademarks or registered trademarks of TiVo Inc. or its subsidiaries worldwide.